February 13, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Attn: Naseem Nixon, Senior Counsel, Division of Investment Management
100 F Street, NE
Washington, DC 20549
Re:    JNL Series Trust (CIK No. 0001532747)
RW Request to Withdraw the Form N-14 Filing with Accession No. 0000933691-15-000010

Dear Sir or Madam:

On behalf of JNL Series Trust (the "Trust"), transmitted herewith for your consideration, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), is our request to withdraw the registration statement for the Trust filed as an Form N-14 Filing (Accession No. 0000933691-15-000010) on January 16, 2015 (the "Registration Statement"). The 1933 Act No. that was generated with the erroneous filing is 333-201556.

The Trust made a correction to and re-filed the Form N-14 Filing, also on January 16, 2015 (Accession No. 0000933691-15-000024).

The Registration Statement filed included a Notice of Special Meeting of Shareholders of the Curian Dynamic Risk Advantage – Diversified Fund and the Curian Dynamic Risk Advantage – Income Fund, which are both series of the Curian Variable Series Trust (the "Acquired Funds"), an Information Statement, a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Form relating to the special meeting of shareholders of the Acquired Funds (the "Meeting").  The Meeting is being held to request approval of the reorganization of the Acquired Funds into a certain series of the Trust.

This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary